Director position .

Joe horowitz <joehorowitz@icloud.com>

Thu 3/21/2019 3:17 PM

To: Jack Scott <jscott@spindle.com>; Chris Wesser <cwesser@spindle.com>

Jack and Chris,

I respectfully resign my position as a director of Spindle. This is not the result of any disagreement with the board or management or their decision making.

Joe Horowitz

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